May 8, 2009
VIA EDGAR AND OVERNIGHT MAIL
Thomas Kluck, Esq.
Kristina Aberg, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Invesco Mortgage Capital Inc. (formerly known as Invesco Agency Securities Inc.) Amendment No. 5 to Registration Statement on Form S-11 Filed May 8, 2009 File No. 333-151665
Dear Mr. Kluck and Ms. Aberg:
     On behalf of our client, Invesco Mortgage Capital Inc. (formerly known as Invesco Agency Securities Inc.), a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-11 (File No. 333-151665) (the “Registration Statement”), filed by the Company on June 16, 2008.
     In Amendment No. 5, you will note that the Company has expanded its target assets to include not only residential mortgage-backed securities for which a U.S. government agency or a federally chartered corporation guarantees payments of principal and interest (“Agency RMBS”), but also to other mortgage-backed securities and residential and commercial mortgage loans, which, to the extent available, may be purchased with government financing provided by the U.S. Government’s Public-Private Investment Program and the Term Asset-Backed Securities Lending Facility.
     In connection with the Company’s expansion of its target assets, we have, in this filing, revisited our response to Comment No. 1 set forth in the Staff of the Division of Corporation Finance of the Commission’s (the “Staff”) comment letter to Jeffrey H. Kupor of the Company, dated July 15, 2008.
     That comment stated: “We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this document. See Securities Act Release 33-6900.”

Mr. Thomas Kluck	May 8, 2009
Ms. Kristina Aberg	Page 2
United States Securities and Exchange Commission
     In our initial response to this Comment, we explained that the disclosure required by Guide 5 should not be required to be included in the Registration Statement because substantially all of the net proceeds of the offering were to be invested in Agency RMBS.
     With the expansion of the Company’s target asset classes to include not only Agency RMBS, but also other mortgage-backed securities and residential and commercial mortgage loans, we have added to the filing relevant prior performance information regarding the Company’s external manager’s prior performance in managing Invesco Ltd.’s proprietary Flagship Structured Securities Fund, which, out of all of the funds managed by the Company’s external manager and its affiliates, follows an investment strategy that (while not identical) is most comparable to the business strategy now proposed to be conducted by the Company. The Flagship Structured Securities Fund is also managed by the same individuals at the Company’s manager who will be responsible for the day-to-day management of the Company’s assets. We have included the information in the section entitled “Our Manager and the Management Agreement” as we thought it would be most helpful to a potential investor to see this prior performance information in the context of the description of the Company’s external manager.
     We have provided each of you, Jennifer Monick and Kevin Woody, a courtesy copy of this letter and two courtesy copies of Amendment No. 5 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 4 to the Registration Statement filed with the Securities and Exchange Commission on January 30, 2009. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.
     We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 5. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8332 or Jay L. Bernstein at 212-878-8527.

Very truly yours,
/s/ Andrew Epstein
Andrew S. Epstein

cc:	Securities and Exchange Commission Jennifer Monick Kevin Woody

Invesco Mortgage Capital Inc. Jeffery H. Kupor

Skadden, Arps, Slate, Meagler & Flom LLP David J. Goldschmidt

Clifford Chance US LLP Jay L. Bernstein